UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Brainstorm Cell Therapeutics Inc.

________________________________________________

(Name of Issuer)

Common Stock, par value $.00005 per share

________________________________________________

(Title of Class of Securities)

10501E 10 2

________________________________________________

(CUSIP Number)

Chaim Lebovits

ACCBT Corp.

Morgan & Morgan Building

Pasea Estate, Road Town, Tortola

BVI

Tel. (212) 557-9000

________________________________________________

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 28, 2014

________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10501E 10 2		Schedule 13D/A

1	Names of reporting persons

ACCBT Corp.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

British Virgin Islands

	7	Sole Voting Power

		60,496,524
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		60,496,524
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

60,496,524
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

28.4%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 10501E 10 2		Schedule 13D/A

1	Names of reporting persons

ACC International Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

British Virgin Islands

	7	Sole Voting Power

		60,496,524
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		60,496,524
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

60,496,524
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

28.4%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 10501E 10 2		Schedule 13D/A

1	Names of reporting persons

Chaim Lebovits
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Israel, United States

	7	Sole Voting Power

		60,496,524
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		60,496,524
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

60,496,524
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

28.4%
14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 10501E 10 2	Schedule 13D/A

This Amendment No. 6 (the “Amendment”) to the Schedule 13D filed on July 12, 2007 (the “Original Filing”), as amended by Amendment No. 1 thereto filed on August 23, 2007, Amendment No. 2 thereto filed on September 17, 2007, Amendment No. 3 thereto filed on December 4, 2007, Amendment No. 4 thereto filed on April 28, 2008 and Amendment No. 5 thereto filed on February 6, 2104, filed by ACC International Holdings Ltd. (“Holdings”), ACCBT Corp. (“ACCBT”) and Chaim Lebovits (“Mr. Lebovits”, together with Holdings and ACCBT, the “Reporting Persons”), amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer

Item 1 is amended as follows :

This Amendment relates to beneficial ownership of shares of common stock, $.00005 par value (the “Common Stock”) of Brainstorm Cell Therapeutics Inc. (the “Company”)

The Company’s principal executive offices are located at 605 Third Avenue, 34th Floor, New York, NY 10158.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended as follows:

Pursuant to the July 2, 2007 Subscription Agreement by and between the Company and ACCBT (the “Subscription Agreement”), as amended by an amendment (the “Subscription Amendment”) entered into on August 18, 2009 and dated as of July 31, 2009, ACCBT agreed to invest the remaining amount outstanding under the Subscription Agreement up to $5.0 million in the Company, and, in return, the Company agreed to amend the Subscription Agreement to, among other things: (i) decrease the purchase price per share of the up to 27,500,000 shares (the “Subscription Shares”) of Common Stock that ACCBT previously purchased or will purchase pursuant to the terms of the Subscription Agreement, as amended, from $0.1818 to $0.12 (the “Repricing”); (ii) adjust the number of shares of Common Stock issuable under the Subscription Agreement in accordance with the Repricing; (iii) extend the expiration date of all warrants (as described below); (iv) amend the exercise price of certain of the warrants from $0.36 to $0.29; and (v) revise the investment schedule of the purchase and sale of the Subscription Shares. Pursuant to the Subscription Amendment, the Repricing retroactively applied to all Subscription Shares purchased by ACCBT prior to the Amendment.

Pursuant to the Subscription Amendment, ACCBT agreed to purchase the remainder of the Subscription Shares, as adjusted, at an aggregate purchase price of $947,347 at a price per share of $0.12 in monthly installments of not less than $50,000 (with the last payment in an amount up to the maximum subscription price of $5.0 million) at closings to be held monthly beginning on August 1, 2009.

Pursuant to the terms of the Subscription Agreement, the Company originally agreed to sell to ACCBT the Subscription Shares for an aggregate subscription price of up to $5.0 million and, for no additional consideration, if ACCBT purchased the Subscription Shares, warrants to purchase up to 30,250,000 shares of Common Stock (the “Warrants”). As of July 31, 2009, ACCBT had purchased an aggregate of 18,306,925 shares of Common Stock for an aggregate purchase price of $4,052,652, and the following Warrants (the “Issued Warrants”) had been issued to ACCBT: (i) 10,083,333 Warrants with an exercise price of $0.20; (ii) 10,083,333 Warrants with an exercise price of $0.29; and (iii) 1,008,334 Warrants (the “Last Warrant”) with an exercise price of $0.36. Pursuant to the Subscription Amendment, the exercise price of the Last Warrant decreased from $0.36 to $0.29. Pursuant to the Subscription Amendment, the expiration date of all of the Warrants, including the Issued Warrants, was changed to November 5, 2013 instead of November 5, 2011.

Pursuant to the Subscription Amendment and in connection with ACCBT’s completion of the investment of up to $5.0 million, the Company issued to ACCBT the remainder of the Warrants.

CUSIP No. 10501E 10 2	Schedule 13D/A

In connection with the Repricing and the Subscription Amendment, the Company agreed to issue 9,916,667 shares of Common Stock to ACCBT for no additional consideration in order to retroactively apply the Repricing.  On October 28, 2009, the Company issued the 9,916,667 shares of Common Stock to various designees of ACCBT, including 5,000,000 shares to Yosef Sternberg, a former 5% stockholder of the Company.

On May 10, 2012, the Company entered into a Warrant Amendment Agreement with ACCBT pursuant to which the Company agreed, upon the effectiveness of a six month lock-up agreement entered into by ACCBT in connection with an offering, the then current expiration date of each Warrant was automatically extended by an additional 18 months (until May 5, 2015) .

As of the date of this filing, ACCBT has purchased all of the Subscription Shares.

On March 24, 2014 ACCBT and Holdings entered into an agreement with the Company which waived any full-ratchet anti-dilution provisions of the Warrants.

On April 28, 2014, Holdings purchased 939,600 additional shares of Common Stock in a series of same-way, open market transactions executed by a broker-dealer at an average purchase price per share of approximately $0.30 using cash on hand.

In sum, ACCBT currently directly holds Warrants to purchase up to 30,250,000 shares of Common Stock, of which 30,250,000 Warrants are presently outstanding. The outstanding Warrants contain cashless exercise provisions, which permit the cashless exercise of up to 50% of the underlying shares of Common Stock, and 10,083,333 of such Warrants have an exercise price of $0.20 and the remainder have an exercise price of $0.29. If ACCBT exercises the Warrants there will be a material change in the capitalization of the Company. In addition, ACCBT currently directly owns 29,006,924 shares of Common Stock and Holdings directly owns 1,239,600 shares of Common Stock (together, the “Shares”).

ACCBT used cash on hand to purchase the above Shares and Warrants. The purpose of the purchase of the Shares and Warrants was to make a long term investment to fund the Company for general corporate and working capital purposes and to acquire additional shares of the Company.

Item 4. Purpose of Transaction

Item 4 is amended as follows:

The purpose of the acquisition of the Shares and the Warrants is to make a long term investment to fund the Company for general corporate and working capital purposes and to acquire additional shares of the Company.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

(a) As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 60,496,524 shares of Common Stock. Of the 60,496,524 shares of Common Stock beneficially owned by the Reporting Persons, (i) 30,250,000 shares are subject to the Warrants held by ACCBT, (ii) 29,006,924 of the Shares are owned directly by ACCBT, and (iii) 1,239,600 of the Shares are owned directly by Holdings.

The 60,496,524 shares of Common Stock beneficially owned by the Reporting Persons represent 28.4% of the total number of shares of Common Stock outstanding as of May 1, 2014, assuming all Warrants had been exercised in full as of May 1, 2014.

(b) Each of the Reporting Persons has sole voting power and sole dispositive power over the shares that may be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons each disclaim beneficial ownership of shares held by any other Reporting Person except to the extent of their pecuniary interest therein.

CUSIP No. 10501E 10 2	Schedule 13D/A

(c) The description set forth in Item 3 of this Amendment is incorporated herein by reference. ACCBT and Holdings paid all of the consideration for the Shares and the Warrants in cash.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended as follows:

The description set forth in Item 3 of this Amendment is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This Schedule may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

ACC INTERNATIONAL HOLDINGS LTD.

Date: May 7, 2014	By:	/s/ Chaim Lebovits
Name/Title: Chaim Lebovits/Director

ACCBT CORP.

Date: May 7, 2014	By:	/s/ Chaim Lebovits
Name/Title: Chaim Lebovits/Director

Date: May 7, 2014	/s/ Chaim Lebovits
Chaim Lebovits